WEISS MULTI-STRATEGY FUNDS LLC

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm)

December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weiss Multi-Strategy Funds LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 21st Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michele M. Lanzoni (860) 240-8973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

51 JFK Parkway, Short Hills, NJ 07078
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frederick E. Doucette III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Multi-Strategy Funds LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH ANDREW-BERRY
Notary Public
Connecticut
My Commission Expires Nov 30, 2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS MULTI-STRATEGY FUNDS LLC

INDEX

December 31, 2016

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-4

KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Member of|
Weiss Multi-Strategy Funds LLC:

We have audited the accompanying statement of financial condition of Weiss Multi-Strategy Funds LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Weiss Multi-Strategy Funds LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Short Hills, New Jersey
February 13, 2017

WEISS MULTI-STRATEGY FUNDS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016		
ASSETS		
Cash and cash equivalents	$	587,251
Other assets		37,879
	$	625,130
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	114,945
Member's equity		510,185
	$	625,130

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Weiss Multi-Strategy Funds LLC (the "Company") is a limited liability company formed in December 2003 under the laws of the state of New York. The Company's operations consist of engaging in private placements of securities and as a mutual fund retailer. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company does not have any items of other comprehensive income, and therefore, a statement of comprehensive income is not presented.

These financial statements were approved by management and available for issuance on February 13, 2017. Subsequent events have been evaluated through this date.

Cash Equivalents

Cash equivalents consist of cash deposits in a money market account with a bank.

Revenue Recognition

Revenue consisting primarily of exclusivity fees of $1,400,000 were earned from an affiliate, Weiss Multi-Strategy Advisors LLC, in accordance with an agreement between the Company and the affiliate.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income.

At December 31, 2016 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company's Parent is undergoing an Internal Revenue Service audit for the years 2009, 2010 and 2013. Management does not expect the outcome of the audit to have a material impact on the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if certain net capital requirements are not met. At December 31, 2016, the Company's net capital was $472,306 which was $464,643 in excess of its minimum requirement of $7,663.

3. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions with maturities of three months or less. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 as of December 31, 2016, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

5. Related party transactions

The Company has an expense sharing agreement with certain of its affiliates that include Weiss Multi-Strategy Advisers LLC (WMS), Weiss Special Operations, LLC (WSO), George Weiss Associates, Inc. (GWA, Inc.) and GWA, LLC whereby said affiliates pay certain expenses on the Company's behalf that are reimbursed by the Company on a monthly basis. For the year ended December 31, 2016, amounts charged by related companies totaled approximately $836,000 while amounts due to related companies as of December 31, 2016 were approximately $80,000 which is included in accounts payable and accrued expenses in the statement of financial condition.

6. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. During 2016, there were no active employees.